VIA EDGAR                                                 CONFIDENTIAL TREATMENT
                                                  REQUESTED BY AXCAN PHARMA INC.
                                                 UNDER 17 C.F.R. Section  200.83

August 3, 2005

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.W.
Washington, DC 20549
Attention: Filing Desk

RE:  AXCAN PHARMA
     40-F FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004
     FILE NO. 000-30860

Dear Sirs,

Axcan Pharma Inc. ("Axcan" or the "the Company") is pleased to submit the following reply to the comments raised in your July 6, 2005 letter (the "Comment Letter") regarding Axcan's 40-F filing for the fiscal year ended September 30, 2004. The individual responses of the Company to each of the Commission's comments are set forth below, together with the related comments. The headings and numbers of the responses coincide with the headings and comment numbers set forth in the Comment Letter.

As requested in your letter, we acknowledge that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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             EXHIBIT 99.2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                          CRITICAL ACCOUNTING POLICIES

                          REVENUE RECOGNITION, PAGE 33

1. WE BELIEVE THAT YOUR DISCLOSURE RELATED TO ESTIMATES THAT REDUCE GROSS REVENUE SUCH AS PRODUCT RETURNS, CHARGEBACKS, CUSTOMER REBATES AND OTHER DISCOUNTS AND ALLOWANCES COULD BE IMPROVED.

     (a) TELL US THE NATURE AND AMOUNT OF EACH ACCRUAL AT THE BALANCE SHEET DATE AND THE EFFECT THAT COULD RESULT FROM USING OTHER REASONABLY LIKELY ASSUMPTIONS THAN WHAT YOU USED TO ARRIVE AT EACH ACCRUAL SUCH AS A RANGE OF REASONABLY LIKELY AMOUNTS OR OTHER TYPES OF SENSITIVITY ANALYSIS.

RESPONSE:

AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S. DOLLARS.

We wish to mention that sub-questions a) to f) of question 1, each covers different aspects of the same subject. We answer each sub-question separately but some information related to one sub-question might be found within our answer to another sub-question.

Contract rebates, product returns and accrued chargebacks included in Note 14 to consolidated annual financial statements detail as follows:

CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C1] AS NOTED BY * IN THE TABLE BELOW.

                                                         2004        2003
                                                        -------     -------
                                                            $           $
Product returns                                               *           *
Chargebacks                                                   *           *
Contract rebates                                              *           *
                                                        -------     -------
                                                          8,853       7,248
                                                        =======     =======

The accrual for discounts amounting to a $ CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C2] as of September 30, 2004 and $ CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C3] as of September 30, 2003 is reported in the balance sheet separately from the other accruals listed above. The provisions for product returns, chargebacks, contract rebates and discounts are based on estimates derived from historical experience. Quarterly, the Company validates the ending balance for each provision with an estimate based on historical experience and updated to include the most recent transactions.

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CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C4], we consider historical experience as the most reliable and therefore most appropriate information to estimate product returns, chargebacks, contract rebates and discounts. Because we believe our historical experience is our most reliable information at this time, we believe that calculating the accruals using a different method or assumptions could be misleading.

     (b) EXPLAIN TO US THE FACTORS THAT YOU CONSIDER IN ESTIMATING EACH ACCRUAL SUCH AS HISTORICAL RETURN OF PRODUCTS, LEVELS OF INVENTORY IN THE DISTRIBUTION CHANNEL, ESTIMATED REMAINING SHELF LIFE, PRICE CHANGES FROM COMPETITORS, AND INTRODUCTIONS OF GENERICS AND/OR NEW PRODUCTS.

RESPONSE:

Factors considered in estimating each accrual:

   i)   For product returns, CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY
        [C5].

   ii) Chargebacks are paid by Axcan to the wholesalers CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C6].

   iii) Contract rebates are issued CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C7].

   iv) The accrual for discounts is calculated using the assumption that CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C8].

     (c) TO THE EXTENT THAT INFORMATION YOU CONSIDER IN (b) IS QUANTIFIABLE, TELL US BOTH THE QUANTITATIVE AND QUALITATIVE INFORMATION AND DISCUSS TO WHAT EXTENT INFORMATION IS FROM EXTERNAL SOURCES (E.G., END-CUSTOMER PRESCRIPTION DEMAND, THIRD-PARTY MARKET RESEARCH DATA COMPARING WHOLESALER INVENTORY LEVELS TO END-CUSTOMER DEMAND). FOR EXAMPLE, IN DISCUSSING YOUR ESTIMATE OF PRODUCT THAT MAY BE RETURNED, TELL US BY PRODUCT AND IN TABULAR FORMAT, THE TOTAL AMOUNT OF PRODUCT IN SALES DOLLARS THAT COULD POTENTIALLY BE RETURNED AS OF THE BALANCE SHEET DATE AND DISAGGREGATED BY EXPIRATION PERIOD.

RESPONSE:

Most of the information used to establish the accruals is internal and based on historical experience. Management considers such information to be the most reliable available.

CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C9].

     (d) IF APPLICABLE, TELL US ABOUT ANY SHIPMENTS MADE AS A RESULT OF INCENTIVES AND/OR IN EXCESS OF YOUR CUSTOMER'S ORDINARY COURSE OF BUSINESS INVENTORY LEVEL. DISCUSS YOUR REVENUE RECOGNITION POLICY FOR SUCH SHIPMENTS.

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RESPONSE:

As already discussed in our MD&A, "wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases."

CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C10].

As mentioned in our MD&A, under "Revenue Recognition", revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks.

     (e) PROVIDE US WITH A ROLL FORWARD OF THE ACCRUAL OF EACH ESTIMATE FOR EACH PERIOD PRESENTED SHOWING THE FOLLOWING:
          -  BEGINNING BALANCE,
          -  CURRENT PROVISION RELATED TO SALES MADE IN CURRENT PERIOD,
          -  CURRENT PROVISION RELATED TO SALES MADE IN PRIOR PERIODS,
          - ACTUAL RETURNS OR CREDITS IN CURRENT PERIOD RELATED TO SALES MADE IN CURRENT PERIOD,
          - ACTUAL RETURNS OR CREDITS IN CURRENT PERIOD RELATED TO SALES MADE IN PRIOR PERIODS, AND
          -  ENDING BALANCE.

RESPONSE:

CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C11] AS NOTED BY * IN THE TABLE BELOW.

ROLL FORWARD OF THE ACCRUALS FOR THE YEAR ENDED SEPTEMBER 30, 2004

                                                      Beginning         +             -             Ending
                                                       Balance       Current        Actual          Balance
                                                    Sep. 30, 2003   Provision    Returns / Cr    Sep. 30, 2004
                                                    ----------------------------------------------------------
                                                               $           $              $                $
Product returns                                                 *            *               *               *
Chargebacks                                                     *            *               *               *
Contract rebates                                                *            *               *               *

                                                    ----------------------------------------------------------
Accrual included in Note 14                                 7,248            *               *           8,853
                                                    =============            *               *   =============
Discounts and other allowances                                  *            *               *               *

                                                                    ----------
Deductions from gross revenue                                                *
                                                                    ----------

CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C12] AS NOTED BY * IN THE TABLE BELOW.

ROLL FORWARD OF THE ACCRUALS FOR THE YEAR ENDED SEPTEMBER 30, 2003

                                                      Beginning             +                -              Ending
                                                       Balance           Current           Actual           Balance
                                                    Sep. 30, 2002       Provision       Returns / Cr     Sep. 30, 2003
                                                   ---------------------------------------------------------------------
                                                               $               $                 $                  $
Product returns                                                   *                *                 *                *
Chargebacks                                                       *                *                 *                *
Contract rebates                                                  *                *                 *                *

                                                   ---------------------------------------------------------------------
Accrual included in Note 14                                   4,828                *                 *            7,248
                                                              =====                                               =====

Discounts and other allowances                                    *                *                 *                *


                                                                     ----------------
Deductions from gross revenue                                                      *
                                                                     ----------------

CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C13] AS NOTED BY * IN THE TABLE BELOW.

ROLL FORWARD OF THE ACCRUALS FOR THE YEAR ENDED SEPTEMBER 30, 2002

                                                      Beginning             +                -              Ending
                                                       Balance           Current           Actual           Balance
                                                    Sep. 30, 2001       Provision       Returns / Cr     Sep. 30, 2002
                                                   ---------------------------------------------------------------------
                                                              $                $                 $                  $
Product returns                                                   *                *                 *                *
Chargebacks                                                       *                *                 *                *
Contract rebates                                                  *                *                 *                *

                                                   ---------------------------------------------------------------------
Accrual included in Note 14                                   4,459                *                 *            4,828
                                                              =====                                  =            =====

Discounts and other allowances                                    *                *                 *                *

                                                                     ----------------
Deductions from gross revenue                                                      *
                                                                     ----------------

The current provision is established using a percentage based on historical experience and applied to current sales. CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C14].

CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C15].

The "Ending Balance" is re-evaluated quarterly using historical experience updated to include most recent actual transactions. CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C16].

     (f) IN YOUR DISCUSSION OF RESULTS OF OPERATIONS FOR THE PERIOD TO PERIOD REVENUE COMPARISONS, TELL US THE AMOUNT OF AND REASON FOR FLUCTUATIONS FOR EACH TYPE OF REDUCTION OF GROSS REVENUE, SUCH AS

          PRODUCT RETURNS, CHARGEBACKS, CUSTOMER REBATES AND OTHER DISCOUNTS AND ALLOWANCES, INCLUDING THE EFFECT THAT CHANGES IN YOUR ESTIMATES OF THESE ITEMS HAD ON YOUR REVENUES AND OPERATIONS.

RESPONSE:

CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C17] AS NOTED BY * IN THE TABLE BELOW.

For the last three fiscal years, deductions from gross revenue detail as follows:

                                                        2004                 2003                 2002
                                                    ------------          ----------          ------------
                                                           $                    $                  $
     Product returns                                          *                   *                     *

     Chargebacks                                              *                   *                     *

     Contract rebates                                         *                   *                     *

     Discounts and other allowances                           *                   *                     *
                                                    ------------          ----------          ------------

                                                              *                   *                     *
                                                    ============          ==========          ============

CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C18] AS NOTED BY * IN THE TABLE BELOW.

Deductions are expressed as a percentage of gross revenue in the table below:

                                                       2004                  2003                 2002
                                                   ------------          ------------         ------------
     Product returns                                          *                     *                    *

     Chargebacks                                              *                     *                    *

     Contract rebates                                         *                     *                    *

     Discounts and other allowances                           *                     *                    *

                                                    ------------          ------------         ------------
                                                              *                     *                    *
                                                              *                     *                    *
                                                    ============          ============         ============

CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C19].

The same method was used to estimate accruals for product returns, chargebacks, contract rebates and discounts during the last three fiscal years, and changes in our estimates of these items had a negligible impact on the company's revenues and operations.

     (g) TELL US WHY YOU DID NOT PROVIDE THE ABOVE INFORMATION IN YOUR MD&A TO GIVE INVESTORS INFORMATION ABOUT THESE CRITICAL ACCOUNTING ESTIMATES.

RESPONSE:

The Company disclosed in note 14 to consolidated financial statements the amount of accrued contract rebates, product returns and chargebacks at year end. In order to enhance the Company's disclosures, we will include in our next 40-F filing a discussion on contract rebates, product returns and chargebacks deducted against revenue, their fluctuations and basis of calculation. We do not believe that the detailed information regarding the deductions from gross revenue provided above is material, and consequently, we believe that providing this level of detail is not useful to investors.

                     GOODWILL AND INTANGIBLE ASSETS, PAGE 33

2. AS OF SEPTEMBER 30, 2004, YOUR TOTAL NET INTANGIBLE ASSETS APPROXIMATE 67% OF TOTAL ASSETS. WE BELIEVE YOUR CRITICAL ACCOUNTING ESTIMATES ABOUT THESE ASSETS COULD BE IMPROVED TO PROVIDE MORE TRANSPARENT, RELEVANT, AND USEFUL DISCLOSURES, ESPECIALLY CONSIDERING THE SIGNIFICANCE OF THESE ASSETS TO YOUR BALANCE SHEET AND OPERATIONS. PLEASE TELL US THE FOLLOWING AS IT RELATES TO YOUR INTANGIBLES.

     (a) BY SIGNIFICANT PRODUCT AND BY THERAPEUTIC CATEGORY IN THE CASE OF INSIGNIFICANT PRODUCTS:
          - THE GROSS CARRYING AMOUNT AND ACCUMULATED AMORTIZATION AS OF
          YEAR-END;
          - AMORTIZATION PERIOD USED;
          - COMPARISON OF THE REMAINING PATENT LIFE FOR PATENTS UNDERLYING THE TRADEMARKS, LICENSES, AND MANUFACTURING RIGHTS TO THAT OF THE REMAINING ESTIMATED USEFUL LIFE USED TO AMORTIZE THE INTANGIBLE. IF APPLICABLE, EXPLAIN THE REASON FOR DIFFERENCES;
          - YOUR METHOD OF AMORTIZATION, SUCH AS STRAIGHT-LINE OR ACCELERATED. IF YOU USE STRAIGHT-LINE, DISCLOSE THE BASIS FOR USING STRAIGHT-LINE RATHER THAN AN ACCELERATED METHOD OF AMORTIZATION (E.G., CONSIDERING THE LIKELY ENTRY OF GENERIC COMPETITION AND OTHER FACTORS);

RESPONSE:

CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY [C20] AS NOTED BY * IN THE TABLE BELOW

Trademarks, trademark licenses and manufacturing rights with a:

                                  Accumulated       Balance as of      Amortization       Remaining       Remaining patent
                       Cost       Amortization     SEPT. 30, 2004         Period            years               Life
                     --------    --------------    ---------------    ----------------   -----------    ------------------
                        $              $                  $           (Straight-line)
FINITE LIFE

*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *

                     ---------------------------------------------
                      280,034            29,869            250,165
                     ---------------------------------------------

INDEFINITE LIFE

*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
*                    *           *                 *                  *                  *              *
                     ---------------------------------------------
                      170,127            12,417            157,710
                     ---------------------------------------------

                      450,161            42,286            407,875
                     =============================================

For most acquisitions of products already on the market, the trademark or brand represented most of the value. Trademarks or brands are amortized over their useful life on a straight-line basis, management re-evaluates the remaining useful life annually and it is possible that the remaining life could be reviewed.

In addition, management evaluates the value of intangible assets annually, by comparing the carrying value to the future benefits of the company's activities or the expected sales of pharmaceutical products. Should there be a permanent impairment in value or if unamortized amount exceeds recoverable amounts, a write-down will be recognized for the current year.

The Company choose to use straight-line amortization for the intangible assets with a finite life because this method of amortization reflects, in the opinion of the management, the pattern in which the intangible assets are used. See comments in answer 2b) concerning the Company's products.

     (b) PLEASE PROVIDE ANY OTHER QUANTITATIVE AND QUALITATIVE INFORMATION THAT YOU BELIEVE WOULD BE APPROPRIATE TO HELP US UNDERSTAND YOUR DISCLOSURE FOR THESE INTANGIBLE ASSETS; AND

RESPONSE:

The Company seeks well-established products that are not actively promoted by larger pharmaceutical companies and that complement our existing portfolio or could be used in conjunction with some of our existing products. For past product acquisitions, intellectual property protection was limited and some already had generic competition. The value of these products was more related to our ability to maintain or increase sales focusing on gastroenterology, our main market, leveraging our sales force, or adding a new indication or dosage form. Therefore the remaining patent life was not a major criteria in the evaluation of the useful life of the products.

     (c) EXPLAIN TO US WHY YOU HAVE NOT PROVIDED THE ABOVE INFORMATION IN YOUR MD&A TO GIVE INVESTORS INFORMATION ABOUT THESE CRITICAL ACCOUNTING ESTIMATES.

RESPONSE:

The Company disclosed in note 11 to its consolidated financial statements the amount of trademarks, trademark licenses and manufacturing rights with a finite life and the amount of trademarks, trademark licenses and manufacturing rights with an indefinite life. The Company disclosed also the annual amortization expenses for fiscal years 2005 through 2009 and the weighted-average remaining amortization period of approximately 18 years.

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As you can see in the table in answer 2 a), the information already disclosed above gives the investors a fair view of the detailed information.

We did not include the more detailed information because we do not think that it is material, and consequently, we believe that the inclusion of such information is not useful to investors. We will however add a discussion on the choice of the straight-line amortization method rather than the accelerated method of amortization in our next annual financial statements.


                                                 Sincerely,

                                                 /s/ Jean Vezina

                                                 Jean Vezina
                                                 Vice President - Finance and
                                                 Chief Financial Officer